Exhibit a(1)(L)

INVERSIONES Y RENTAS S.A. ANNOUNCES THE FINAL RESULTS OF ITS TENDER OFFER FOR UP TO 16,390,172 OUTSTANDING SHARES OF COMMON STOCK (INCLUDING THOSE REPRESENTED BY AMERICAN DEPOSITARY SHARES) OF COMPAÑÍA CERVECERÍAS UNIDAS S.A. (UNITED BREWERIES COMPANY, INC.)

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Based on the final tabulation, a total of 15,907,548 Shares (including 4,884,800 Shares represented by 2,442,400 American Depositary Shares) of CCU were validly tendered and not properly withdrawn pursuant to the tender offer

•	Upon completion of the tender offer, IRSA’s stake in CCU increases to 65.87% of the share capital

Santiago, June 19, 2021 – Inversiones y Rentas S.A. (“IRSA”) announces the final results of its tender offer (the “Offer”) to purchase up to 16,390,172 issued and outstanding shares of common stock, no par value (the “Shares,” and each a “Share”), of Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc.), an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (“CCU”), whether in the form of Shares or American Depositary Shares of CCU (the “ADSs,” and each an “ADS,” each representing two (2) Shares), representing 4.44% of CCU’s outstanding Shares. The Offer was conducted in accordance with applicable United States securities laws and the 5th paragraph of Article 198 of Chilean Law No. 18,045, by means of a formal offer to purchase (the “Offer to Purchase”) filed with the Securities and Exchange Commission (“SEC”) on Schedule TO and expired on June 17, 2021 (the “Expiration Date”).

Based on the final tabulations, a total of 15,907,548 Shares (including 4,884,800 Shares represented by 2,442,400 ADSs) were validly tendered and not properly withdrawn pursuant to the Offer. Therefore, IRSA has accepted for purchase 15,907,548 Shares pursuant to the Offer at a purchase price of Ch$6,800 per Share (equivalent to Ch$13,600 per ADS), in cash, without interest (the “Tender Offer Price”).  The Tender Offer Price will be paid by IRSA in Chilean pesos.  However, IRSA has directed the U.S. Settlement Agent (as defined in the Offer to Purchase) to coordinate with the FX Agent (as defined in the Offer to Purchase) for the U.S. dollar conversion of the Tender Offer Price payable to holders of ADSs that were tendered to the ADS Tender Agent.  As a result, holders of Shares represented by ADSs tendered to the ADS Tender Agent that were accepted for payment as described above will receive payment in United States dollars converted at the ADS Tender Offer Price Exchange Rate (as defined in the Offer to Purchase), less distribution fees (as defined in the Offer to Purchase) and applicable withholding taxes, upon the terms and subject to certain conditions described in the Offer to Purchase and in the related ADS Letter of Transmittal.

The total amount of approximately Ch$108,171 million required to purchase the Shares (including Shares underlying tendered ADSs) in the Offer is being funded with the proceeds of a committed credit facility. Payment for the Shares (including Shares underlying tendered ADSs) accepted for purchase by IRSA will be made in accordance with the terms of the Offer on or about June 23, 2021. Following the purchase of the Shares (including Shares underlying tendered ADSs) pursuant to the Offer, IRSA will own approximately 65.87% of CCU’s currently outstanding share capital.

With today’s delivery of the Results Notice (as defined in the Offer to Purchase), the acceptance of the Offer became effective, without prejudice to the fact that payment of the Tender Offer Price will take place on or about June 23, 2021, subject to the terms and conditions described in the Offer to Purchase.

About IRSA

IRSA, a Chilean closely held corporation, is a joint venture between Quiñenco S.A., one of the largest and most diversified business conglomerates in Chile, and Heineken Chile Limitada, a Chilean limited corporation controlled by Heineken Americas B.V., a subsidiary of Heineken International B.V.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that involve risks and uncertainties, and actual results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that the transaction may not close and other risks and uncertainties described in the tender offer documents filed by IRSA with the SEC.